7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES STRATEGY UPDATE AND SHARE REPURCHASE PROGRAM

GUANGZHOU, PRC — June 11, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading economy hotel chain based in China, today announces an update on its business strategy and share repurchase program.

Strategic Update:

As a core element of its strategy to expand its market share within China’s economy hotel industry, 7 Days Group has gradually increased its focus on the expansion of its portfolio of managed hotels in recent years. As of the end of the first quarter 2012, the Company had 1,044 hotels in operation, consisting of 417 leased-and-operated hotels and 627 managed hotels, representing a total of 104,191 rooms spanning 162 cities. A key benefit of the managed hotel model is that it allows the Company to maintain a rapid pace of expansion, gain greater operational leverage, expand its brand presence and generate stable fee-based income with a higher return on employed capital. Together, these factors have resulted in increasing profitability and stronger free cash flow generation.

In view of the successful expansion of the Company’s managed hotel portfolio to date, and the continuing strong demand from managed hotel partners, the Company has decided to accelerate the shift in its long-term strategic focus from leased-and-operated hotels to managed hotels.

In line with its revised strategic focus, the Company is increasing its guidance for managed hotel openings for the full year 2012 from 240 to 320. Concurrently, the Company is lowering its outlook for new leased-and-operated hotel openings for the full year 2012 to 80 from 120, due to the Company’s shift in strategic emphasis towards managed hotels and its decision to focus on capital investments with higher potential returns. This will result in a total of 400 new hotel openings in 2012, an increase from the previously announced target of 360 new hotel openings.

Based on its performance year to date, and the expected revenue contribution from managed hotels targeted to open in 2012, the Company is maintaining its full year revenue guidance of 28%-32% year-over-year growth. Furthermore, as the shift in emphasis towards a higher rate of managed hotel openings will result in a less capital-intensive business model, the Company expects to deliver further margin expansion in 2012 and an overall improvement on a year-over-year basis in net income, EBITDA and free cash flow.

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Share Repurchase Program:

In light of the Company’s performance to date, its current market valuation and confidence in the long-term growth opportunities of the economy hotel industry in China, the Board of Directors has approved a share repurchase plan. Under the plan, the Company is authorized to repurchase up to US$25M million worth of outstanding American Depositary Shares, or ADSs, over the next 12 months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 and 10b-18 repurchase plan, or privately negotiated transactions in accordance with applicable federal securities laws. The timing and extent of any purchases will be determined by the Company’s management, in its discretion, and will depend upon market conditions, the trading price of 7 Days Group’s ADSs and other factors, including customary restrictions on share repurchases. 7 Days Group expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. The Company will finance the repurchase with the Company’s cash on hand and cash generated from operations.

Mr. Alex Nanyan Zheng, 7 Days Group Co-Chairman of the Board of Directors and Chief Executive Officer, commented, “The shift in our new hotel opening schedule for 2012 reflects the strong demand from managed hotel partners who are drawn to 7 Days Group due to the power of our brand and the strength of our operating platform. While we have expanded at a rapid pace in recent years, we have not sacrificed our commitment to providing guests with a high quality overnight experience. This is evidenced by the fact that 7 Days Inn was recently named as the most influential brand in the economy hotel industry in China by the China Brand Power Index, an affiliate of the Ministry of Industry and Information Technology.

“The acceleration of our strategy to increase emphasis on the expansion of our managed hotel portfolio is an important step to further strengthening our position in China’s growing economy hotel industry. The adoption of a more asset-light approach to expansion is a logical fit with 7 Days’ business model, as the less risky, less capital intensive and more profitable nature of managed hotels will allow us to maintain our rapid expansion strategy and further strengthen our brand image while increasing the Company’s long-term and sustainable growth of profitability and cash flow generation. In addition, we will be able to further leverage our competitive advantages, namely our best-in-class proprietary e-Commerce system and our industry leading loyalty club, streamlined operating model and well-established training program, to further improve our product and services thereby enhancing our guests’ experience and satisfaction during their stay. We believe a focus on managed hotels bring us in-line with the predominant trend in the global lodging industry, where we are seeing operators worldwide focus increasingly on asset-light, profit-oriented managed and franchised operating models. Furthermore, we believe the positive impact on our profitability and ability to generate free cash flow will be sustainable and, in fact, will accelerate as we enter 2013 and beyond.

“We believe the share repurchase program is in the best interest of the Company and our shareholders. We remain confident in the long term growth prospects of the economy hotel industry in China, as secular demographic shifts continue to drive increasing demand for affordable lodging in a still highly fragmented market. We are committed to delivering increasing returns to our shareholders, and believe that we remain well positioned to strengthen our leading market position and to maintain our rapid expansion.”

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Conference Call

7 Days’ senior management will host a conference call at 9:30 pm (US Eastern) / 6:30 pm (US Pacific) on Monday, June 11, 2012, which is 9:30 am (HK / Beijing Time) on Tuesday, June 12, to discuss the strategy update and recent business developments.

The conference call may be accessed by calling +1 866 519 4004 or +1 718 354 1231 (for callers in the US), +800 819 0121 (for callers in China), +400 620 8038 (for mobile callers in China), +65 6723 9381 (for international callers), +800 930 346 or +852 2475 0994 (for callers in Hong Kong) and stating passcode 7 Days. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available by calling +1 866 214 5335 (for callers in the US), +61 2 8235 5000 (for callers outside the US), +10 800 714 0386 (for callers in Northern China), +10 800 140 0386 (for callers in Southern China) or +800 901 596 (for callers in Hong Kong) and entering Conference ID number 90537060.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of 7 Days’ website at http://en.7daysinn.cn/.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, 7 Days Group’s expansion guidance for managed hotels, including the number of hotel to be opened (including an update on the breakdown of expected new leased-and operated hotels and new managed hotels), the revenue forecast for 2012, the Company’s expected improvement in net income, EBITDA, cash flow and other financial benefits from the strategic shift, the Company’s anticipated share repurchases, the Company’s ability to execute its strategic shift, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage the key competitive advantages and to deliver continued growth, the positive impact of strategic shift on the Company’s profitability and cash flow, its ability to generate increasing returns to shareholders, and the long-term prospects of the economy hotel industry in China. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.

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Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s 2011 Annual Report on Form 20-F. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Contacts:
Investor Contact: Vivian Chen, Investor Relations Director 7 Days Group Holdings Limited +86 20 8922 5858 IR@7daysinn.cn	Investor Relations (US): Marc Raybin, Director Taylor Rafferty +1 (212) 889 4350 7DaysInn@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712

7DaysInn@taylor-rafferty.com

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